UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.    )*

POLAROID HOLDING COMPANY

(Name of Issuer)

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

73109X104

(CUSIP Number)

ONE EQUITY PARTNERS LLC

320 Park Avenue

18th Floor

New York, NY 10022

Attention: Mark Amrhein

(212) 277-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

Attention: Carmen J. Romano, Esq.

(215) 994-4000

April 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five (5) copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 73109X104	Page 2 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). One Equity Partners LLC IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 18,521,400 9. Sole Dispositive Power 0 10. Shared Dispositive Power 18,521,400

CUSIP No. 73109X104	Page 3 of 23

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,521,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 52.7%

14.	Type of Reporting Person (See Instructions) OO—Limited Liability Company

SCHEDULE 13D

CUSIP No. 73109X104	Page 4 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OEP Co-Investors LLC IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 223,600 9. Sole Dispositive Power 0 10. Shared Dispositive Power 223,600

CUSIP No. 73109X104	Page 5 of 23

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 223,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) less than 1.0%

14.	Type of Reporting Person (See Instructions) OO—Limited Liability Company

SCHEDULE 13D

CUSIP No. 73109X104	Page 6 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OEP Holding Corporation IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 18,745,000* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 18,745,000*

CUSIP No. 73109X104	Page 7 of 23

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,745,000*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 52.9%

14.	Type of Reporting Person (See Instructions) CO

*	Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of Bank One Corporation and its affiliates. OEP Holding Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 73109X104	Page 8 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bank One Investment Corporation IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 18,745,000* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 18,745,000*

CUSIP No. 73109X104	Page 9 of 23

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,745,000*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 52.9%

14.	Type of Reporting Person (See Instructions) CO

*	Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of Bank One Corporation and its affiliates. Bank One Investment Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 73109X104	Page 10 of 23

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bank One Capital Corporation IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 18,745,000* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 18,745,000*

CUSIP No. 73109X104	Page 11 of 23

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,745,000*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 52.9%*

14.	Type of Reporting Person (See Instructions) CO

*	Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of Bank One Corporation and its affiliates. Bank One Capital Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. 73109X104	Page 12 of 23

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Banc One Financial Corporation IRS Identification No.

2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐

3.	SEC Use only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0

8. Shared Voting Power 18,745,000*

9. Sole Dispositive Power 0

10. Shared Dispositive Power 18,745,000*

CUSIP NO. 73109X104	Page 13 of 23

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,745,000*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 52.9%

14.	Type of Reporting Person (See Instructions) CO

*	Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of Bank One Corporation and its affiliates. Banc One Financial Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. 73109X104	Page 14 of 23

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Bank One Corporation IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0

8. Shared Voting Power 18,745,000*

9. Sole Dispositive Power 0

10. Shared Dispositive Power 18,745,000*

CUSIP NO. 73109X104	Page 15 of 23

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,745,000*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 52.9%

14.	Type of Reporting Person (See Instructions) CO

*	Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of Bank One Corporation and its affiliates. Bank One Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the “Common Stock”) of Polaroid Holding Company, a Delaware corporation (the “Company”).

Item 1.	SECURITY AND ISSUER

This Statement relates to the Company’s Common Stock. The address of the principal executive offices of the Company is:

1265 Main Street

Waltham, MA 02451

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f) This Schedule 13D is being filed by (1) One Equity Partners LLC, a Delaware limited liability company (“OEP”), (2) OEP Co-Investors, LLC, a Delaware limited liability company (“OEP Co-Investors”), (3) OEP Holding Corporation, a Delaware corporation (“OEP Holding”), (4) Bank One Investment Corporation, a Delaware corporation (“BOIC”), (5) Bank One Capital Corporation, a Delaware corporation (“BOCC”), (6) Banc One Financial Corporation, a Delaware corporation (“BOFC”), and (7) Bank One Corporation, a Delaware corporation (“Bank One”) (OEP, OEP Co-Investors, OEP Holding, BOIC, BOCC, BOFC and Bank One, collectively “Reporting Persons”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

A list of the directors and executive officers of the Reporting Persons is attached hereto as Exhibit 6. The address of the principal office of each Reporting Person is as follows:

OEP	320 Park Avenue, 18th Floor,
New York, NY 10022

OEP Co-Investors	320 Park Avenue, 18th Floor
New York, NY 10022

OEP Holding	1 Bank One Plaza
Chicago, IL 60670

BOIC	1 Bank One Plaza
Chicago, IL 60670

BOCC	1 Bank One Plaza
Chicago, IL 60670

BOFC	1 Bank One Plaza
Chicago, IL 60670

Bank One	1 Bank One Plaza
Chicago, IL 60670

OEP is an indirect subsidiary of OEP Holding and the managing member of OEP is controlled by OEP Holding. OEP’s principal business is to make private equity investments on behalf of Bank One. OEP Co-Investors is also an indirect subsidiary of OEP Holding whose managing member is controlled and wholly owned by OEP Holding. OEP Co-Investors’ principal business is to hold and manage investments for certain employees of Bank One. OEP Holding is a wholly owned subsidiary of BOIC and its principal business is to act as a holding company for Bank One in making private equity investments. BOIC is a wholly owned subsidiary of BOCC, and BOIC’s principal business is to act as a holding company for Bank One in making private equity investments. BOCC is a wholly owned subsidiary of BOFC, and BOFC is a wholly owned subsidiary of Bank One. The principal business of both BOCC and BOFC is to act as a holding company for Bank One in making private equity, structured finance and other investments. Bank One is a multibank holding company principally engaged, through its subsidiaries, in the general financial services business.

(d)-(e) During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons set forth on Exhibit 6 attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Second Amended and Restated Asset Purchase Agreement, dated as of July 3, 2002, by and among the OEP Imaging Corporation (now known as Polaroid Holding Company and referred to herein as the “Company”), Polaroid Corporation, and the Subsidiaries of Polaroid Corporation that were party thereto, the Company, through its subsidiaries, purchased substantially all of the assets of Polaroid Corporation and its subsidiaries out of bankruptcy. In connection with the transaction, Polaroid Holding Company issued 20,000,0001 shares of its Common Stock to OEP for $2,000,000.

Item 4.	PURPOSE OF TRANSACTION

(a)-(j) OEP and OEP Co-Investors acquired the Common Stock as an investment. OEP and OEP Co-Investors may, subject to applicable securities laws, applicable laws regulating the percentage of voting securities of the Company OEP and OEP Co-Investors may own, market conditions and its assessment of the business prospects of the Company, acquire additional shares of Common Stock from time to time through open market purchases or otherwise, as it determines in its sole discretion. Neither OEP nor OEP Co-Investors has determined whether it will acquire additional shares of Common Stock or fixed any number of shares of Common Stock it might seek to acquire or any amount of money

[1]	This number reflects the 10 for 1 stock split effected by the Company in July 2003.

it may be willing to invest in the Company. Each of OEP and OEP Co-Investors is continuously evaluating the business and business prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and, may, at any time decide to dispose of any or all of the shares of Common Stock currently owned by it through privately negotiated transactions, underwritten offerings, open market sales, or any other means.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(c) Through the date of this filing, OEP owns 18,521,400 shares of Common Stock (52.7% of all shares of Common Stock outstanding). OEP, OEP Holding, BOI, BOC, BOFC and Bank One may be deemed to share the voting and dispositive power of the 18,521,400 shares of Common Stock owned by OEP by virtue of, and this form is being filed by OEP Holding, BOI, BOC, BOFC and Bank One solely because of Bank One’s 100% interest in BOFC, BOFC’s 100% interest in BOC, BOC’s 100% interst in BOI, BOI’s 100% interest in OEP Holding, and OEP Holding’s controlling interest in the managing member of OEP. Each of the Reporting Persons other than OEP disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Through the date of this filing, OEP Co-Investors owns 223,600 shares of Common Stock (less than 1.0% of all shares of Common Stock outstanding). OEP Holding, BOI, BOC, BOFC and Bank One may be deemed to share the voting and dispositive power of the 18,521,400 shares of Common Stock owned by OEP Co-Investors by virtue of, and this form is being filed by OEP Holding, BOI, BOC, BOFC and Bank One solely because of Bank One’s 100% interest in BOFC, BOFC’s 100% interest in BOC, BOC’s 100% interst in BOI, BOI’s 100% interest in OEP Holding, and OEP Holding’s controlling interest in the managing member of OEP. Each of the Reporting Persons other than OEP Co-Investors disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

As a result of the voting agreement contained in the Securities Holders Agreement and described in more detail in Item 6, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed beneficial owners of certain Common Stock owned by other parties to the Securities Holders Agreement. Each of the Reporting Persons disclaims beneficial ownership, however, of the Common Stock owned by each of the parties to the Securities Holders Agreement other than OEP and OEP Co-Investors. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons or entities is the beneficial owner of the Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose.

Other than transfers by two employees of OEP to permitted transferees of shares of Common Stock held personally by such employees, none of the Reporting Persons have, and to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons has, effected any transaction in shares of Common Stock during the period extending from the date 60 days prior to the date hereof to the date of this filing.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. To the Reporting Persons’ knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons with respect to any securities of the Company. The summaries of the agreements provided below are subject to and qualified in their entirety by reference to the actual agreements which are filed with the Securities and Exchange Commission as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

On November 27, 2002, OEP and the Company entered into a Securities Holders Agreement (as amended and restated, the “Securities Holders Agreement”). Pursuant to the Securities Holders Agreement, so long as OEP and its affiliates and permitted transferees own 35% of the outstanding Common Stock, each of the Investors (as such term is defined below) agrees to take all necessary actions to ensure that the size and the composition of the Board of Directors of the Company is consistent with OEP’s designation (including resignations and replacements). This voting agreement will terminate upon the consummation of a public offering by the Company that results in proceeds to the Company of at least $50,000,000. OEP Co-Investors and certain of OEP’s employees own 1,478,600 shares of Common Stock, subject to the terms of the Security Holders Agreement. The Company has issued 2,375,014 shares of restricted Common Stock to certain of its directors and officers, all of which are also held subject to the terms of the Securities Holders Agreement. OEP Co-Investors, all of the OEP employees and the Company directors and officers who received shares of Common Stock have become parties to the Securities Holders Agreement (such employees and directors and officers and OEP Co-Investors, the “Investors”). The Investors collectively own 3,853,614 shares of Common Stock.

The Company, OEP and the Investors also entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) which expires by its terms ten years from the date of its effectiveness. Pursuant to the Registration Rights Agreement, OEP and its affiliates and permitted transferees have the right to require the Company on one or more occasions to file registration statements with the Securities and Exchange Commission registering the shares held by them. OEP and the Investors also have the right, subject to certain restrictions, to require the Company to include shares held by them in any registration statements filed by the Company with the Securities and Exchange Commission, subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the parties thereto against certain liabilities in connection with any such registration.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME

(1)	Second Amended and Restated Asset Purchase Agreement, dated as of July 3, 2002, by and among OEP Imaging Corporation, Polaroid Corporation and the Polaroid Subsidiaries party thereto (incorporated herein by reference to Exhibit 2.1 of the Form

8-K of Primary PDC, Inc. filed with the Securities and Exchange Commission on August 15, 2002).

(2)	Amendment No. 1, dated as of July 31, 2002, to the Second Amended and Restated Asset Purchase Agreement, dated as of July 3, 2002, by and among OEP Imaging Corporation, Polaroid Corporation and the Polaroid Subsidiaries party thereto (incorporated herein by reference to Exhibit 2.2 of the Form 8-K of Primary PDC, Inc. filed with the Securities and Exchange Commission on August 15, 2002).

(3)	Joint Filing Statement by OEP, OEP Co-Investors, OEP Holdings, BOI, BOC, BOFC and Bank One attached hereto.

(4)	Amended and Restated Securities Holders Agreement, dated as of February 5, 2003, by and among Polaroid Holding Company, One Equity Partners LLC, and the Investors party thereto (incorporated herein by reference to Exhibit 10.1(h) to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).

(5)	Amended and Restated Registration Rights Agreement, dated as of February 5, 2003, by and among Polaroid Holding Company, One Equity Partners LLC, and the Investors party thereto (incorporated herein by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).

(6)	Directors and Executive Officers of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2004	ONE EQUITY PARTNERS LLC

	By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	President

Dated: April 14, 2004	OEP CO-INVESTORS LLC

	By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	Authorized Signatory

Dated: April 14, 2004	OEP HOLDING CORPORATION

	By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	President

Dated: April 14, 2004	BANK ONE INVESTMENT CORPORATION

	By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	Chairman and President

Dated: April 14, 2004	BANK ONE CAPITAL CORPORATION

	By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	President

Dated: April 14, 2004	BANC ONE FINANCIAL CORPORATION

	By:	/s/ Heidi G. Miller

	Name:	Heidi G. Miller
	Title:	Chairman and President

Dated: April 14, 2004	BANK ONE CORPORATION

	By:	/s/ Heidi G. Miller

	Name:	Heidi G. Miller
	Title:	Exec. Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(1)	Second Amended and Restated Asset Purchase Agreement, dated as of July 3, 2002, by and among OEP Imaging Corporation, Polaroid Corporation and the Polaroid Subsidiaries party thereto (incorporated herein by reference to Exhibit 2.1 of the Form 8-K of Primary PDC, Inc. filed with the Securities and Exchange Commission on August 15, 2002).

(2)	Amendment No. 1, dated as of July 31, 2002, to the Second Amended and Restated Asset Purchase Agreement, dated as of July 3, 2002, by and among OEP Imaging Corporation, Polaroid Corporation and the Polaroid Subsidiaries party thereto (incorporated herein by reference to Exhibit 2.2 of the Form 8-K of Primary PDC, Inc. filed with the Securities and Exchange Commission on August 15, 2002).

(3)	Joint Filing Statement by OEP, OEP Co-Investors, OEP Holdings, BOI, BOC, BOFC and Bank One attached hereto.

(4)	Amended and Restated Securities Holders Agreement, dated as of February 5, 2003, by and among Polaroid Holding Company, One Equity Partners LLC, and the Investors party thereto (incorporated herein by reference to Exhibit 10.1(h) to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).

(5)	Amended and Restated Registration Rights Agreement, dated as of February 5, 2003, by and among Polaroid Holding Company, One Equity Partners LLC, and the Investors party thereto (incorporated herein by reference to Exhibit 4.2(a) to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).

(6)	Directors and Executive Officers of the Reporting Persons.